CNA Chicago IL 60604-4107	D. Craig Mense
May 25, 2016	Executive Vice President and Chief Financial Officer Telephone 312-822-1222 Facsimile 312-822-2004 Internet craig.mense@cna.com

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year December 31, 2015 Filed February 17, 2016 File No. 001-05823

VIA EDGAR FILING

Dear Mr. Rosenberg:

At the verbal request of Ms. Sasha Parikh, Division of Corporation Finance Senior Staff Accountant, directed to Mr. Larry Boysen, CNA Financial Corporation Corporate Controller on May 19, 2016, we are submitting this letter as a supplement to our comment letter response dated May 16, 2016 related to the above captioned filing, specifically related to the second bullet point in comment 2 from the Staff comment letter dated May 4, 2016. For your convenience, the specific Staff comment has been repeated herein, followed by our response. CNA Financial Corporation and its subsidiaries are referred to as “the Company”, “we,” and “our.”

Notes to Consolidated Financial Statements
Note A. Summary of Significant Accounting Policies
Investments, page 66

2.
In your response, you state that you apply the guidance in ASC 310-20 for your constant effective yield calculation for your fixed maturity securities. Based on your review of the historical experience and your portfolio management perspective, you concluded to utilize the earliest call date as the estimate of the prepayments/expected life for callable bonds purchased at a premium. Please address the following:

•
If these securities are treated as one pool for applying this guidance, confirm that you also calculate the constant effective yield, including the prepayment rate, as a pool and not by individual security similar to Example 3 in ASC 310-20-55.

CNAF Response:

As stated in our prior response, we treat all callable bonds purchased at a premium as a single pool. We confirm that we calculate the effective yield consistently for all securities in the pool using the single prepayment assumption of 100% discussed in our prior response and the discrete coupon rate and call schedules of the individual securities.

This treatment allows for specific identification of gains or losses on individual securities sold as allowed under ASC 310-20-35-32 and impairment recognition at the individual security level as required by ASC 320-10-35-20, yet maintains a consistent application of the estimate of prepayments across the pool. This approach is consistent with the guidance in ASC 310-20-15-5. We respectfully note that the investment income that results from this application of the interest method does not differ materially from the amount that would have been recognized under the method in Example 3 in ASC 310-20-55.

Should the Staff have additional questions or require further information, we suggest the consideration of direct verbal dialogue between our representatives and the Staff which we could arrange at your convenience.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at (312) 822-1222.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and Chief Financial Officer

Cc:	Sasha Parikh, Division of Corporation Finance Senior Staff Accountant
Keira Nakada, Division of Corporation Finance Senior Staff Accountant

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